SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Wix.com Ltd. (NASDAQ:WIX) (the “Company”) today announced the results of its Extraordinary General Meeting of shareholders (the “Meeting”) held on February 6, 2014, at the Company’s offices located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, the shareholders adopted the following resolutions:

(1)
To ratify the election of Mr. Ron Gutler and Ms. Betsy Atkins as external directors of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”); and

(2)
As required by Companies Law, to authorize our Chief Executive Officer Mr. Avishai Abrahami to serve as the Chairman of our Board of Directors and our Chief Executive Officer for a term of up to three years following the Meeting.

Only shareholders of record as of the close of business on January 2, 2014 were entitled to vote at the meeting. All resolutions were approved by the majority required under the Companies Law.

Ron Gutler has served as a member of the Company's board of directors since August 2013. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Betsy Atkins has served as a member of the Company's board of directors since October 2013. Since January 2013, Ms. Atkins has served as the Chairman of Trapezoid Digital Security Services Corp, a digital security company focusing on hardware trust for enterprise and cloud environments. From 2008 to 2009, Ms. Atkins served as Chief Executive Officer and Chairman of Clear Standards, Inc., which developed SaaS enterprise level software monitoring carbon emissions. Clear Standards, Inc., was sold to SAP AG in 2009. From 1991 through 2008 Ms. Atkins served as Chief Executive Officer of Baja Ventures, an independent venture capital firm focused on the technology, renewable energy and life sciences industry. Ms. Atkins currently serves on the board of directors of Polycom, Inc. where she is Chairman of the Compensation Committee, HD Supply Holdings, Inc., where she is a member of the Compensation Committee, and Schneider Electric, SA. Ms. Atkins previously served on the boards of directors of Chico’s FAS, Inc. from 2004 to 2013; SunPower Corporation from 2005 to 2012; Reynolds American, Inc. from 2004 to 2010; and Towers Watson & Co. in 2010. Ms. Atkins holds a B.A. in English Literature and History from the University of Massachusetts at Amherst.

Avishai Abrahami is our Co-Founder, and has served as the Company's Chief Executive Officer since September 2010 and as its Co-Chief Executive Officer and a director since October 2006. Mr. Abrahami serves as the chairman of our board of directors since October 2013. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2014
WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & General Counsel